EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months September 30,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
			(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$433	$448	$592	$637	$448	$583	$592
Fixed Charges	236	244	325	332	346	342	362
Total Earnings	$669	$692	$917	$969	$794	$925	$954

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$236	$244	$325	$332	$346	$342	$362
Total Fixed Charges	$236	$244	$325	$332	$346	$342	$362

Ratio of Earnings to Fixed Charges	2.83	2.84	2.82	2.92	2.29	2.70	2.64

(A)

The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.